P.E.
8/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02052377

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

82-84952-01

For the month of August, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

RECD S.E.C.
AUG 2 7 2002
1086

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date August 26, 2002 By ____________________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

THE WHARF (HOLDINGS) LIMITED
Interim Results Announcement
for the half-year period ended June 30, 2002

SOLID RECURRENT PROFITS FROM CORE

HIGHLIGHTS OF GROUP RESULTS

- Unaudited Group profit of HK$1,202 million, +5.0% over last year.

- Earnings per share of HK$0.49, +4.3% over last year.

- Recurrent earning from main businesses HK$2,597 million, +8.8% (2001 : HK$2,386 million)

  Property investment 62% : HK$1,608 million, +8.6%, +HK$128 million
  Harbour City, including its hotels, and Times Square, representing 70% of the Group's business assets, reported an aggregate operating profit of HK$1,406 million, increase of HK$103 million or 8% from HK$1,303 million.

  Logistics 30% : HK$786 million, -2.8%, -HK$23 million
  Modern Terminals' profits were down by HK$59 million from 2001 because of Maersk's non-recurrent "one-off" net profit contribution in first half 2001 resulted from the relocation of container activities in Southeast Asia.

  Communications, Media and Entertainment 8% : HK$203 million, +109.3%, +HK$106 million
  i-CABLE, reported 38% operating profit growth to HK$185 million while Wharf New T&T turnaround to profit of HK$3 million from loss of HK$44 million.

- Borrowing costs HK$383 million, -39.4%, -HK$249 million (2001: HK$632 million).

- Property development project and securities, including write down, reported a HK$291 million loss as compared to 2001 HK$56 million profit.

- Net asset value per share HK$22.27. Adjusted net asset value per share, basis previous average transaction prices of Modern Terminals and market value at June 30, 2002 of i-CABLE, is HK$27.16.

- Debt to total asset ratio at 23.7%. Debt to total asset ratio adjusted to 20.8% based on adjusted value of Modern Terminals and i-CABLE.

INTERIM DIVIDEND

The Board has declared an interim dividend of 28 cents (2001: 28 cents) per share in respect of the half-year period ended June 30, 2002, payable on Monday, November 4, 2002 to Shareholders on record as at October 21, 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For The Six Months Ended June 30, 2002

	Note	**Unaudited 30/06/2002 HK$ Million**	Unaudited 30/06/2001 HK$ Million
Turnover	1	**5,576**	5,803
Other net losses		**(1)**	(39)
		5,575	5,764
Direct costs and operating expenses		**(1,910)**	(2,247)
Selling and marketing expenses		**(225)**	(233)
Administrative and corporate expenses		**(254)**	(284)
Operating profit before depreciation, amortisation, interest and tax		**3,186**	3,000
Depreciation and amortisation		**(647)**	(527)
Operating profit	1	**2,539**	2,473
Borrowing costs	2	**(383)**	(632)
Net operating profit		**2,156**	1,841
Net other charges	3	**(247)**	-
Share of profits less losses of associates	4	**(112)**	(158)
Profit before taxation		**1,797**	1,683
Taxation	5(c)	**(285)**	(191)
Profit after taxation		**1,512**	1,492
Minority interests		**(310)**	(347)
Profit attributable to shareholders		**1,202**	1,145
Interim dividend proposed after the balance sheet date		685	685
Earnings per share			
Basic	6	**HK$0.49**	HK$0.47
Diluted		**HK$0.49**	HK$0.47
Proposed interim dividend per share		**HK$0.28**	HK$0.28

NOTES TO THE ACCOUNTS

1. Turnover and Operating Profit

(a) *Segment information*

Business segments	Segment Revenue 30/06/2002 HK$ Million	Segment Revenue 30/06/2001 HK$ Million (Restated)	Segment Results 30/06/2002 HK$ Million	Segment Results 30/06/2001 HK$ Million (Restated)
Property investment	2,286	2,226	1,608	1,480
Hong Kong	1,880	1,819	1,489	1,395
China	105	78	24	3
Hotels	301	329	95	82
Communication, media and entertainment ("CME")	1,762	1,463	203	97
Pay television	877	802	154	185
Internet and multimedia	246	132	31	(51)
i-CABLE	1,123	934	185	134
Telecommunications	572	463	3	(44)
Others	67	66	15	7
Logistics	1,478	1,552	786	809
Terminals	1,260	1,375	709	768
Other logistics business	218	177	77	41
	5,526	5,241	2,597	2,386
Property development	99	581	3	9
Investment and others	186	212	65	205
Inter-segment revenue (Note)	(235)	(231)	-	-
	5,576	5,803	2,665	2,600
Unallocated income and expenses			(126)	(127)
Operating profit			2,539	2,473
Borrowing costs			(383)	(632)
Net other charges				
Property development			(204)	-
Investment and others			(43)	-
Associates				
Property development			(119)	(167)
Investment and others			7	9
Profit before taxation			1,797	1,683

Note: Inter-segment revenue eliminated on consolidation includes :

	30/06/2002 HK$ Million	30/06/2001 HK$ Million (Restated)
Property investment	**90**	92
Hong Kong	**88**	89
Hotels	**2**	3
CME	**44**	39
Pay television	**18**	15
Internet and multimedia	**1**	-
i-CABLE	**19**	15
Telecommunications	**20**	14
Others	**5**	10
Logistics	**8**	8
Investment and others	**93**	92
	235	231

Geographical segments

During the period, more than 90 per cent of the operations of the Group in terms of the above items was in Hong Kong.

(b) *Operating profit is arrived at after charging :*

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Depreciation		
- assets held for use under operating leases	30	22
- other assets	496	429
Amortisation of prepaid expenses and programming library	110	65
Amortisation of goodwill	11	11
Staff costs, including retirement scheme costs HK$58 million (2001 : HK$58 million)	991	1,001
Auditors' remuneration	4	4
Cost of properties sold during the period	88	546
and crediting :		
Rental income less direct outgoings, including contingent rentals HK$26 million (2001 : HK$40 million)	1,536	1,525
Interest income	86	110
Dividend income from listed securities	24	18
Dividend income from unlisted securities	63	10

2. Borrowing Costs

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Interest on: -		
Bank loans and overdrafts	175	402
Other loans repayable within five years	147	236
Other loans repayable after more than five years	62	92
Other borrowing costs	64	13
	448	743
Less : Amount capitalised	(65)	(111)
Net borrowing costs for the period	383	632

The Group's average borrowing cost for the period was 3.8% per annum (2001: 6.5% per annum).

3. Net Other Charges

Net other charges for the period under review comprise provisions of HK$204 million for properties under development and for sale and provisions of HK$43 million for impairment in value of investments.

4. Share of profits less losses of associates

Share of profits less losses of associates for both periods ended June 30, 2001 and 2002 principally comprises the attributable losses in respect of provisions for the impairment in value of the Bellagio development.

5. Taxation

a. The provision for Hong Kong profits tax is based on the profit for the period as adjusted for tax purposes at the rate of 16 per cent (2001 : 16 per cent).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

c. Taxation in the consolidated profit and loss account represents :

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Hong Kong profits tax for the period	235	199
Underprovision for Hong Kong profits tax relating to prior years	47	-
Overseas taxation for the period	8	1
Deferred taxation	(7)	(9)
	283	191
Share of associates' Hong Kong profits tax for the period	2	-
	285	191

6. Earnings Per Share

The calculation of earnings per share is based on the earnings for the period of HK$1,202 million (2001: HK$1,145 million) and the weighted average of 2,447 million (2001: 2,446 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on earnings for the period of HK$1,202 million (2001: HK$1,145 million) and the weighted average of 2,447 million (2001: 2,446 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the period ended June 30, 2002 has no dilutive effect on the calculation of diluted earnings per share for the period ended June 30, 2002.

7. Basis of preparation of accounts

The unaudited consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" and Appendix 16 of Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended December 31, 2001 except for the changes in accounting policies as described below.

a. SSAP 11 (Revised) "Foreign currency translation"

The profit and loss accounts of foreign enterprises are translated into Hong Kong dollars at the weighted average exchange rates during the period. This is a change in accounting policy from prior years where these were translated at the exchange rates ruling at the balance sheet date. The effect of such change is not material to the accounts.

b. SSAP 34 "Employee benefits"

Defined benefit schemes provide benefits to the employees based on their final pay and number of years of service. In prior years, contributions to defined benefit schemes were charged against profit and loss account in the period in which they were payable to the schemes. The contributions were determined based on the value of the retirement schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the scheme are held separately from those of the Group in independently administered funds.

On January 1, 2002, the Group adopted SSAP 34 "Employee benefits". In accordance with this standard, retirement benefit costs for defined benefit schemes are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the services lives of employees in accordance with the advice of qualified actuaries. The retirement benefit obligation is measured at the present value of the estimated future cash outflows by reference to the market yield on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the remaining service lives of employees. The effect of such change is not material to the accounts.

8. **Comparative Figures**

The presentation of certain comparative figures in the segment reporting as disclosed in Note 1 has been reclassified to conform to the current period's presentation which management consider gives a better indication of the results of the Group for the period.

9. The unaudited interim accounts for the six months ended June 30, 2002 have been reviewed by the audit committee of the Company.

COMMENTARY ON INTERIM RESULTS

(I) Review of 2002 Interim Results and Segmental Performance

The Group reported a profit attributable to shareholders of HK$1,202 million for the six months ended June 30, 2002, compared to HK$1,145 million for the same period in 2001, an increase of 5%. Earnings per share were HK$0.49, compared to HK$0.47 for the previous corresponding period. The healthy profit growth was achieved in a weak economy and a keen competitive environment, reflecting the comparative resilience of the Group's core business assets.

Turnover and revenue

The Group's turnover for the period was HK$5,576 million, decreased by HK$227 million or 4% from HK$5,803 million for the previous corresponding period mainly due to a reduction in property sales by HK$482 million.

The Property Investment segment with its two core assets, Harbour City and Times Square, reported an encouraging revenue growth of 3% to HK$2,286 million as a result of the improvement in occupancy at Gateway Towers 3, 5 and 6, Gateway Apartments and Shanghai Times Square. Harbour City and Times Square, representing 70% of the Group's business assets, generated total revenue of HK$1,928 million in the first half of 2002, an increase of HK$26 million or 1% from HK$1,902 million in the first half of 2001.

In spite of the difficult economic environment and market conditions, the Group has continued to report consistent and robust growth in its CME (Communications, Media and Entertainment) business segment, which achieved total revenue of HK$1,762 million, an increase of HK$299 million or 20%, as a result of increase in revenue from Pay TV, Internet multimedia and telecommunication services. Pay TV turnover increased by HK$75 million or 9% to HK$877 million mainly due to an increase in advertising revenue and growth in subscribers to 600,000, amidst the 2002 FIFA World Cup fever and the effectiveness of the anti-piracy measures. Internet and multimedia turnover grew by HK$114 million or 86% to HK$246 million as Broadband subscribers almost doubled year on year to 192,000. The combined impact of the continued growth in revenue of Pay TV and internet and multimedia increased i-CABLE's group revenue by HK$189 million or 20% to HK$1,123 million. Wharf New T&T, another CME business segment, increased its telecommunication revenue by HK$109 million or 24% to HK$572 million as revenue from fixed-line telephony services increased by HK$124 million or 48% to HK$384 million which accounted for 67 per cent of its total revenue.

The total revenue of Logistics segment with its core asset Modern Terminals Limited ("MTL") was HK$1,478 million, a decrease of HK$74 million or 5% as compared with HK$1,552 million for the previous period. The revenue reduction was mainly due to the decline of 7.1% in throughput volume handled by MTL in the absence of Maersk's non-recurrent "one-off" revenue contribution for the exceptional flow of cargo when Maersk used Hong Kong as short term a transitionary transshipment centre in the first half of 2001 to accommodate their relocation move from Singapore to Malaysia.

Operating profit

Operating profit before depreciation, amortisation, interest and tax ("EBITDA") for the period was HK$3,186 million, representing an increase of HK$186 million, or 6% from HK$3,000 million for the previous period. Depreciation and amortisation for the period was HK$647 million (including the amortisation of goodwill HK$11 million), an increase of 23% over the previous period mainly due to an increase in depreciation for i-CABLE and Wharf New T&T on their expanding capital expenditure on network and equipment and an increase in amortisation of the programming library of i-CABLE.

Operating profit before borrowing costs for the period was HK$2,539 million, increased by 3% from HK$2,473 million for the previous corresponding period .

Operating profit of Property Investment segment increased by 9% to HK$1,608 million. Harbour City, including its hotels, and Times Square, representing 70% of the Group's business assets, reported an aggregate operating profit of HK$1,406 million in the first half of 2002, increase of HK$103 million or 8% from HK$1,303 million in the previous period.

The Property Development segment recorded a minimal contribution to the Group.

CME's operating results recorded a significant growth of HK$106 million to HK$203 million, more than double the HK$97 million for the previous period. i-CABLE group improved its operating profit by HK$51 million or 38% to HK$185 million, principally due to the net combined results of its Pay TV and Broadband businesses. Though there was a reported 9% growth in revenue, the operating profit of the Pay TV service decreased by HK$31 million or 17% primarily due to the increase in programming costs related to the 2002 FIFA World Cup. On the back of subscriber growth and high operating leverage, the operating result of the Internet and multimedia segment turned from a loss of HK$51 million in the first half of 2001 to a profit of HK$31 million in the first half of 2002. Wharf New T&T also recorded a turnaround profit of HK$3 million from loss of HK$44 million for the previous period.

The operating profit of MTL reduced by HK$59 million mainly due to the absence of Maersk's non-recurrent "one-off" net revenue contribution as explained in the previous section.

Borrowing costs

Net borrowing costs charged for the period were HK$383 million, decreased substantially from HK$632 million incurred in the previous corresponding period as a result of market interest rate cuts as well as the Group's success in its refinancing activities to reduce interest margins. The charge was after capitalisation of HK$65 million for the current period compared to HK$111 million in the previous period. The Group's average borrowing cost in first half of 2002 was 3.8% p.a., reduced from 6.5% p.a. in first half of 2001.

Remaining items

Net operating profit for the period is HK$2,156 million, an increase of HK$315 million or 17% as compared to the first half of 2001.

Other net charges in the period under review amounted to HK$247 million while there was no such item in the previous period. The charges mainly include provisions of HK$204 million for impairment in value of properties under development and for sale and HK$43 million for impairment in value of investments, respectively.

The share of losses of associates was HK$112 million compared to HK$158 million in the first half 2001. The attributable losses in both periods were mainly the result of an associate making provisions for impairment in value of a property development, namely, Bellagio.

The Group's profit before taxation was HK$1,797 million, increased HK$114 million from HK$1,683 million for the previous corresponding period.

The taxation charge for the period under review was HK$285 million compared to HK$191 million reported in the previous period, primarily resulting from the increase in the Group's net operating profit and the inclusion of an additional provision of HK$47 million in relation to previous years' assessments.

Minority interests were HK$310 million compared to HK$347 million for previous period.

Further information on the segmental details is provided in Note 1 above.

(II) Liquidity and Financial Resources

As at June 30, 2002, the Group's shareholders' funds totalled HK$54,513 million, a decrease from HK$54,645 million at December 31, 2001. On that basis, the consolidated net asset value of the Group at that date was HK$22.27 per share, compared to net asset value of HK$22.33 per share at the end of 2001.

Supplemental Information

To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:-

	Per share
Net asset value at June 30, 2002 per accounts	HK$22.27
Add adjustments for:-	
Modern Terminals	
- based on the previous average transaction prices	2.27
i-CABLE	
- based on market value at June 30, 2002	2.62
Adjusted net asset value per share at June 30, 2002	HK$27.16

For the period under review, net cash generated from the Group's operating activities amounted to HK$2.2 billion. Included in investing activities was capital expenditure incurred during the period of HK$927 million. This expenditure comprised HK$352 million incurred by i-CABLE group mainly for digital set top boxes for the Pay TV service, network construction, cable modems and headend equipment for the Broadband service, and the Digital News Centre completed in April 2002. There was also HK$244 million incurred by Wharf New T&T for telephony equipment and network. Other capital expenditure included HK$151 million incurred by Modern Terminals for CT9 construction and HK$180 million for various property construction and renovation programmes.

Included in capital expenditure were capitalised costs primarily relating to staff costs for network construction of HK$52 million (2001 : HK$57 million) incurred by i-CABLE and of HK$32 million (2001 : HK$26 million) incurred by Wharf New T&T. There was no non-cash revenue in the form of telecommunications capacity and services capitalised by Wharf New T&T as plant and equipment assets, with corresponding credit to deferred income account, for the period under review, as compared to HK$71 million for the full year 2001. Other capitalised costs mainly included programming cost capitalised by i-CABLE as deferred items for the period amounted to HK$45 million (2001 : HK$59 million). All capitalised costs/deferred income items are amortised/recognised in accordance with the Group's accounting policies.

Other investing activities included the net purchase of non-trading investment securities totally HK$439 million, additional advances to associates in proportion of the Group's respective shareholdings thereof in the amount of HK$899 million for property development, mainly for Bellagio and Sorrento.

As at June 30, 2002, the ratio of net debt to total assets marginally increased to 23.7 per cent from 23.4 per cent at December 31, 2001. The Group's net debt increased from HK$19.8 billion at December 31, 2001 to HK$20.2 billion at June 30, 2002, which was made up of HK$23.6 billion in debts less HK$3.4 billion in deposits, debt securities and cash. Included in the Group's net debts were loans of HK$1,073 million borrowed by a non-wholly owned subsidiary, Modern Terminals Limited. These loans are without recourse to the Company and other subsidiaries of the Group.

High liquidity continued to sustain in the banking market during the six months ended June 30, 2002. Capitalising on this opportunity, the Group arranged an aggregate of HK$2.1 billion loan facilities to refinance a number of its loan facilities with substantial reduction in interest costs and on more favourable terms such as longer maturities, more lenient covenants and the inclusion of revolving conditions. Amongst these financing activities, the Group arranged the issue of Retail Bonds totalling HK$600 million via a wholly-owned subsidiary. The result was satisfactory and the Bonds were fully subscribed for. This was the first ever retail bond issued by private corporation in Hong Kong.

Excluding the project loans for Sorrento and Bellagio, which are undertaken by associates, the Group's available committed loan facilities and debt securities amounted to HK$27.9 billion and uncommitted facilities amounted to HK$2.5 billion. The available committed facilities were HK$6.3 billion lower than that as at December 31, 2001, which mainly due to the cancellation of two facilities with higher cost amounting to HK$4.5 billion and HK$1.4 billion respectively. Various facilities with favourable terms are under discussion and a facility of HK$4.5 billion will be completed in September 2002. Total debt in the amount of HK$23.6 billion were drawn down at June 30, 2002, the maturity profile of which is analysed as follows:

Debt Maturity	HK$ Billion	
Repayable within 1 year	2.0	8%
Repayable between 1 to 2 years	9.5	41%
Repayable between 2 to 3 years	6.2	26%
Repayable between 3 to 4 years	1.8	8%
Repayable between 4 to 5 years	4.1	17%
- Secured	5.0	21%
- Unsecured	18.6	79%
Total	23.6	100%

As at June 30, 2002, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$19,214 million. At December 31, 2001, banking facilities were secured by mortgages over investment properties with an aggregate carrying value of HK$19,171 million.

An analysis of the Group's total debts by currency at June 30, 2002 is shown as below:

	HK$ Billion
Hong Kong dollar	16.0
United States dollar (swapped into Hong Kong dollars)	7.0
Renminbi	0.6
	23.6

The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at June 30, 2002, the Group also maintained a portfolio of long term investments, primarily in blue-chip securities, with a market value of HK$1.3 billion.

(III) Employees

The Group has approximately 9,290 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the six months ended June 30, 2002 amounted to HK$991 million, compared to HK$1,001 million in the first half of 2001.

BOOK CLOSURE

The Register of Members will be closed from Thursday, October 17, 2002 to Monday, October 21, 2002, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4:00 p.m. on Wednesday, October 16, 2002.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed Interim Results Announcement containing all the information in respect of the Company required by paragraphs 46(1) to (6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, August 22, 2002

WHARF

Established 1886

Wharf Interim Results 2002 : Solid Recurrent Profits From Core

HIGHLIGHTS

- Unaudited Group profit of HK$1,202 million, +5.0% over last year.
- Earnings per share of HK$0.49, +4.3% over last year.
- Interim dividend : 28 cents per share.
- Recurrent earning from main businesses HK$2,597 million, +8.8% (2001 : HK$2,386 million)

  Property investment 62% : HK$1,608 million, +8.6%, + HK$128 million

  Harbour City, including its hotels, and Times Square, representing 70% of the Group's business assets, reported an aggregate operating profit of HK$1,406 million, increase of HK$103 million or 8% from HK$1,303 million.

  Logistics 30% : HK$786 million, -2.8%, - HK$23 million

  Modern Terminals' profits were down by HK$59 million from 2001 because of Maersk's non-recurrent "one-off" net profit contribution in first half of 2001 resulted from the relocation of container activities in Southeast Asia.

  Communications, Media and Entertainment 8% : HK$203 million, +109.3%, + HK$106 million

  i-CABLE reported 38% operating profit growth to HK$185 million while Wharf New T&T turnaround to profit of HK$3 million from loss of HK$44 million.

- Borrowing costs HK$383 million, -39.4%, - HK$249 million (2001 : HK$632 million)
- Property development project and securities, including write down, reported a HK$291 million loss as compared to 2001 HK$56 million profit.
- Net asset value per share HK$22.27. Adjusted net asset value per share, basis previous average transaction prices of Modern Terminals and market value at June 30, 2002 of i-CABLE, is HK$27.16.
- Debt to total asset ratio at 23.7%. Debt to total asset ratio adjusted to 20.8% based on adjusted value of Modern Terminals and i-CABLE.

[redacted]

Hong Kong, August 22, 2002....... The Directors of The Wharf (Holdings) Limited announced today that unaudited Group profit attributable to shareholders for the half-year ended June 30, 2002 amounted to HK$1,202 million, an increase of five per cent over the previous year.

Earnings per share were HK$0.49. An interim dividend of 28 cents per share has been declared.

Commenting on the interim results, Wharf's Chairman Mr Peter K C Woo said the Group faced a weak economy and a keen competitive market environment during the period. The Group's five core assets, namely, **Harbour City**, **Times Square**, **Modern Terminals**, **i-CABLE** and **Wharf New T&T** continued to perform in line with plan, generating steady recurrent profits.

The Group updated its half year business activities as follows :

Harbour City - 50 per cent of Group total business assets

For the first six months of 2002, Harbour City, including its hotels, generated HK$1.5 billion in total revenue.

Harbour City offices, excluding Tower 6 of Gateway II, maintained a 90 per cent occupancy while average vacancy rates in Central and Tsimshatsui were close to 10 and 15 per cent respectively.

The consolidated occupancy for the three Marco Polo Hotels at Harbour City maintained at 84 per cent. The Group anticipated that performance of the corporate and business segment would improve against 2001.

Gateway Apartments continued to outperform market with an average occupancy of 84 per cent. More than 50 per cent of the tenants are multi-national corporate tenants and over half of the leases are for 12 months and above.

[redacted]

Harbour City's retail podium maintained its high occupancy of 98 per cent with around 700 retail and F&B outlets. This critical mass draws an overwhelming daily traffic of some 130,000 and Harbour City is considered by international brands and retail chains as a "must" in terms of retail presence in Hong Kong. Following the opening of a Prada store scheduled to take place later this month, Yves Saint Laurent is going to launch its 9,000-square-foot flagship store on Canton Road in late 2003. During the first six months of 2002, rental reversion stayed positive with double-digit rental increments recorded out of most renewals.

Times Square - 20 per cent of Group total business assets

For the first six months of 2002, Times Square generated HK$450 million in total revenue, about the same level when compared against first half 2001.

Times Square offices' average occupancy improved to 93 per cent with numerous tenancy renewals by anchor tenants including Shell Oil, AT&T and Apple Computer. Times Square's office occupancy is expected to stay above the 93 per cent level for the remainder of the year.

The Times Square retail podium with more than 230 shops and retail outlets continued to enjoy a respectable occupancy rate of 96 per cent during the first half of 2002, despite a major re-merchandising programme. Leveraging on the success of the Electronics World on the 7/F, plans are underway to create a critical mass by extending the Electronics World to the 8/F and to turn the 9/F into a Kids Kingdom. In terms of leasing area, 38 per cent of expiring tenancies this year have been successfully re-merchandised. Improvement and refinement of the retail trade mix on other floors will continue through the second half of 2002. Plans are underway to bring in more exciting food and beverage outlets. Similar to Harbour City, positive rental reversion was also achieved by Times Square's retail section during the first half of 2002.

Modern Terminals - 10 per cent of Group total business assets

For the first six months of 2002, Modern Terminals handled altogether 1.57 million TEUs in Kwai Chung, representing a drop of 7.1 per cent against the same period in 2001 due to the absence of Maersk's non-recurrent "one-off" shift of containers from South East Asia which took place in first half 2001. However, as a result of the continuation of Modern Terminals' re-engineering process, the falling income was partially offset by more than 3 per cent savings in operating costs. Average tariff was fairly stable during the first half of the year.

[redacted]

Modern Terminals' participation in Shekou Container Terminal phase 2 was finalised in July. The terminal is scheduled to be ready for operation during the fourth quarter of 2003.

CME - 10 per cent of Group total business assets

i-CABLE

In spite of the weak economy and highly competitive operating environment, i-CABLE continued to report healthy growth in the first half of 2002. Turnover increased by 20 per cent to HK$1,123 million and net profit grew by 34 per cent to HK$103 million when compared with the same period last year.

For Pay TV operations, anti-piracy measures continued, and were enhanced. While total subscribers exceeded the 600,000 mark, first half ARPU recovered to HK$244 from HK$239 a year ago and monthly churn eased back to 1.5 per cent.

Migration to the new digital encryption platform accelerated during the first half. Beginning in April, a whole new series of channels were introduced with excellent market response. The total number of channels on offer is expected to increase to over 50 before the end of the year.

The Broadband subscriber base increased from 160,000 to 192,000 during the first six months of 2002. By the end of June, over 1.78 million households in almost 10,000 buildings throughout the territory were already covered by i-CABLE's Broadband network, an infrastructure that can only be matched by that of the incumbent telephone operator. Furthermore, the very favourable incremental cost structure of this attractive business provides i-CABLE a clear competitive edge.

Wharf New T&T

Wharf New T&T continued to gain market share and control costs to report a healthy growth in customers, business volume, revenue and operating margin, based on the solid foundation and headstart built steadily in earlier years.

[redacted]

Wharf New T&T's installed base of fixed lines grew to 270,000 as at June 30, 2002, for a market share of over 7 per cent. Turnover increased by 24 per cent to $572 million from the first half of 2001 and gross profit increased by 43 per cent to $331 million (for a gross profit margin of 58 per cent, vs. 50 per cent in 2001), producing a small net profit of $3 million, compared to a net loss of $44 million in 2001. Net cash outflow improved to $188 million, compared to $231 million in 2001.

Total revenue from business customers in the first half of 2002 increased to $454 million, representing an increase of 18 per cent compared to the first half of 2001, and accounted for about 79 per cent of Wharf New T&T's total revenue.

With increased resources channelled to develop residential fixed lines this year, total revenue from residential customers in the first half of 2002 increased to $118 million, representing an increase of 51 per cent compared to the first half of 2001, and accounted for about 21 per cent of total revenue for the Company.

An additional 131km of fibre were constructed in the first half of 2002. Total length of Wharf New T&T's fibre network reached 1,464km as at June 30, 2002. The fibre network has been extended to an additional 165 buildings to bring the total to almost 500.

Financial Positions

As projected, Group financial position benefited largely from the falling interest rates and total interest costs during the period under review amounted to HK$448 million (2001:HK$743.1 million) with interest capitalised at HK$65 million (2001:HK$111.3 million). The amount of interest expensed was HK$383 million, down by 39.4 per cent from the HK$632 million recorded for the same period a year ago. Debt to total assets remained steady at around 23.7 per cent as of the end of June 2002.

[redacted]

Going Forward

According to Chairman Mr Peter K C Woo, Hong Kong is best positioned in Asia to capitalize on the opening of the China market. Looking ahead, he believed that the Group's five core assets, making up 90 per cent of the Group's business assets, will continue to contribute to the Group's future success with sustainable recurrent income streams and growth.

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For enquiries, please contact:

Margaret Ng
Corporate Communications Manager
The Wharf (Holdings) Limited
Tel: (852) 2118 2196
Fax: (852) 2118 2028
Email: pr@wharfholdings.com

Note to Editors:

We have also appended Wharf's 2002 Interim Results Announcement for your reference.